                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                             POWER TECHNOLOGY, INC.
           --------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)


                                   989447-10-7
           --------------------------------------------------------
                                 (CUSIP Number)


            STEPHEN A. ZRENDA, JR., STEPHEN A. ZRENDA, JR., P.C.,
      100 NORTH BROADWAY, SUITE 1520, OKLAHOMA CITY, OKLAHOMA 71302-8601;
                                 (405) 235-2111
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 OCTOBER 15, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement. / /

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Exhibit Index on Page 5

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                                  SCHEDULE 13D

                              CUSIP NO. 989447-10-7

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     ALVIN A. SNAPER
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
     NOT APPLICABLE
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                     1,004,155
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                             0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                     1,004,155
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                             0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,044,155
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     8.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       2
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ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, $.001 par value (the "Common Stock") of Power Technology, Inc. a Nevada corporation (the "Issuer"), which has its principal executive offices at 1000 West Bonanza Road, Las Vegas, Nevada 89106.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement relates to the securities of the Issuer that were acquired by Alvin A. Snaper ("Snaper"). Mr. Snaper is an individual. The principal occupation of Mr. Snaper is Vice President of the Issuer.
His business address is 1000 West Bonanza Road, Las Vegas, Nevada 89106.

     Mr. Snaper has not during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Snaper is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Snaper acquired 1,004,055 shares of the Common Stock, $.001 par value ("Common Stock") of the Company in exchange for patent rights, without loans or other financing arrangement.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisition of the securities of the Issuer by Mr. Snaper was for investment purposes.

     (a) There are no current plans or proposals by Mr. Snaper to acquire any additional securities of the Issuer, or to dispose of any securities of the Issuer.

     (b) There are no current plans or proposals regarding an extraordinary transaction, such as a merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

     (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

     (d) The Board of Directors of the Issuer has an authorized number of three members. There are no present plans to change the total authorized number of directors (4) on the Board of Directors, or to change their term of office. No persons have been proposed or selected to serve as new directors or officers at this time.

     (e) There are no current plans or proposals to cause any material change in the present capitalization of dividend policy of the Issuer.

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     (f) There are no current plans or proposals to makes material changes in the Issuer's business or corporate structure.

     (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

     (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the NASD electronic bulletin board.

     (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, Mr. Snaper is the direct beneficial owner of 1,004,155 shares of the Common Stock of the Issuer.

     (b) Mr. Snaper has the sole power to vote and to dispose of the securities of the Issuer described herein.

     (c) No purchases or sales of the Common Stock of the Issuer have been made by Mr. Snaper in the past 60 days.

     (d) To the best knowledge of Mr. Snaper, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Snaper.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of Mr. Snaper's knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by Mr. Snaper.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None

                                      4
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                                  SIGNATURE

    After reasonable inquiry and to the best of his knowledge and belief, he certifies that the information set forth in this statement is true, correct and complete.


                                     /s/ Alvin A. Snaper
                                     ----------------------------
                                     Alvin A. Snaper

October 15, 1998




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                                EXHIBIT INDEX



None



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